

April 11, 2013

Via E-mail
James F. Getz
Chairman, President and Chief Executive Officer
TriState Capital Holdings, Inc.
One Oxford Centre
301 Grant Street, Suite 2700
Pittsburgh, PA 15219

> **Re: TriState Capital Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 2, 2013**
> **File No. 333-187681**

Dear Mr. Getz:

We have reviewed your amendment and response letter filed April 2, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the registration statement includes a number of placeholders for non-430A information. Please include such information in your next pre-effective amendment to the registration statement. Please note that to the extent this information is not provided in your next amendment, the staff may determine to not review any amendments to the registration statement until the relevant information has been included.

Exhibit 5.1

2. We note that you have added a selling shareholder to the offering. Please file a revised legal opinion that differentiates between the shares to be offered by the company and the shares that will be offered by the selling shareholder. In particular, counsel should include its opinion that the shares offered by the selling shareholder are validly issued,

fully paid and nonassessable. In addition, please file a dated and executed legal opinion in a pre-effective amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3491 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc: Via E-mail
        Chet A. Fenimore
        Fenimore, Kay, Harrison & Ford, LLP